                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of APRIL, 2001
                                           -----------

                                  AMVESCAP PLC
            --------------------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                Form 40-F
                            -----                         -----

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes                       No    X
                             -----                    ------


[If "Yes" is marked,  indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b): 82-     N/A
                                      ------------------


Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR
                                THREE MONTHS ENDED MARCH 31ST 2001

AMVESCAP PLC
689531
RELEASE 24TH APRIL 2001
EMBARGOED 12 NOON
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 0171-454 3942

       AMVESCAP PLC REPORTS RESULTS FOR THREE MONTHS ENDED MARCH 31, 2001

LONDON, APRIL 24, 2001 - AMVESCAP reported that profit before tax, exceptional item and goodwill amortization for the three months ended March 31, 2001 amounted to (pound sterling)135.0 million ($191.7 million) compared to (pound sterling)124.7 million ($198.3 million) for the first quarter of 2000. Revenues increased to (pound sterling)427.3 million ($606.8 million) from (pound sterling)369.5 million ($587.5 million) in 2000. Diluted earnings per share before goodwill amortization amounted to 11.1p for the 2001 period (2000:
12.5p), a decrease of 11%.

--------------------------------------------------------------------------------------------------------------------------

                                                     Results for Three Months Ended
                                                        March 31,          March 31,          March 31,         March 31,
                                                            2001+              2000+               2001              2000
                                                    --------------    ---------------    ---------------    --------------
Revenues                                                  $606.8M            $587.5M      (pound  427.3M     (pound 369.5M
Profit before tax, exceptional item and goodwill                                          sterling)          sterling)
amortization                                              $191.7M            $198.3M      (pound  135.0M     (pound 124.7M
Earnings per share before goodwill                                                        sterling)          sterling)
amortization:
   --basic                                                  $0.31*             $0.37*              11.0p             13.1p
   --diluted                                                $0.30*             $0.35*              10.6p             12.5p
Earnings per share before exceptional item
 and goodwill amortization:
   --basic                                                  $0.33*             $0.42*              11.5p             13.1p
   --diluted                                                $0.32*             $0.40*              11.1p             12.5p
--------------------------------------------------------------------------------------------------------------------------

* Per American Depository Share equivalent to 2 ordinary shares.
+ For the convenience of the reader, pounds sterling for the three months ended March 31, 2001 have been translated to US dollars using $1.42 per (pound sterling)1.00 (2000: $1.59 per (pound sterling)1.00).

"Our financial results in the first quarter reflect the impact of a general correction in world equity markets. Despite these declines, AMVESCAP achieved solid results that demonstrate our proven strategy of geographic and product diversification," said Executive Chairman Charles W. Brady. "Each of our business divisions achieved net new sales as clients continued to trust us with their assets, and we continued to manage expenses to partially offset market declines. While profitability levels will continue to be affected by challenging market conditions, the fundamentals of our business remain sound, and we remain confident in the long-term potential of our industry."

Funds under management totaled $370.3 billion ((pound sterling)260.8 billion) at March 31, 2001, a decrease of $32.3 billion from December 31, 2000. Average funds under management amounted to $401.7 billion for the first quarter of 2001, compared to

$394.7 billion for the fourth quarter of 2000; a 1.8% increase. All business units experienced positive net new business. Approximately 40% of the total funds under management are invested in fixed interest securities at March 31, 2001.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") amounted to (pound sterling)166.6 million ($236.6 million) in the 2001 first quarter, an increase of (pound sterling)20.1 million ($28.5 million) over the 2000 period. Net debt at March 31, 2001 amounted to (pound sterling)652.0 million, ($925.8 million) a decrease of (pound sterling)39.6 million ($56.2 million) since the end of 2000, excluding amounts held for deposit in the Company's unit trusts.

The results for 2001 include Trimark Financial Corporation, Perpetual plc and County Investment Management Limited. Trimark was acquired on August 1, 2000 and Perpetual has been included from January 1, 2001. The results for County have been included from February 1, 2001. This acquisition had no material effect on the consolidated financial statements. A (pound sterling)4.2 million exceptional item was recognized during the quarter related to County integration activities.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, April 24, 2001 at 9:30 a.m. Eastern Time (2:30 p.m. London time), by dialing one of the following numbers: 1-888-201-4990 for US callers or 712-257-2272 for international callers. An audio replay of the conference call will be available until Friday, April 27, 2001 at 5:00 pm Eastern Time by calling 1-800-839-2319 for US callers or 402-998-0584 for international callers and providing code 3093833.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                            Three Months Ended March 31,
                                          -------------------------------------------------------------------
                                                                2001
                                          -------------------------------------------------
                                             Ordinary        Exceptional
                                            activities          item              Total              2000
                                          --------------- ----------------  ---------------     -------------
                                          (pound sterling) (pound sterling) (pound sterling)  (pound sterling)
Revenues                                        427,277               --          427,277          369,516
Operating expenses                             (281,017)          (4,207)        (285,224)        (237,641)
                                          --------------- ---------------- ---------------     -------------
                                                146,260           (4,207)         142,053          131,875
Goodwill amortization                           (31,811)              --          (31,811)          (9,299)
                                          --------------- ---------------- ---------------     -------------
Operating profit                                114,449           (4,207)         110,242          122,576
                                                  3,001               --            3,001            3,478
Investment income
Interest payable                                (14,306)              --          (14,306)         (10,702)
                                          --------------- ---------------- ---------------     -------------
Profit before taxation                          103,144           (4,207)          98,937          115,352
Taxation                                        (43,186)              --          (43,186)         (39,888)
                                          --------------- ---------------- ---------------     -------------
                                          (pound sterling) (pound sterling) (pound sterling)  (pound sterling)
Retained profit for the period                    59,958          (4,207)          55,751           75,464
                                          =============== ================ ===============     =============

Earnings per share before
   goodwill amortization:
   ---basic                                        11.5p           (0.5)p            11.0p            13.1p
   ---diluted                                      11.1p           (0.5)p            10.6p            12.5p
                                          --------------- ---------------- ---------------     -------------
Earnings per share:
   ---basic                                         7.5p           (0.5)p             7.0p            11.6p
   ---diluted                                       7.2p           (0.5)p             6.7p            11.1p
                                          --------------- ---------------- ---------------     -------------
Average shares outstanding:
   ---basic                                      798,664                          798,664           648,678
   ---diluted                                    836,515                          836,515           677,848
                                          --------------- ---------------- ---------------     -------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                                                      March 31,              Dec 31,
                                                                         2001                  2000
                                                                   ------------------   -----------------
                                                                    (pound sterling)     (pound sterling)
Fixed assets
    Goodwill                                                               2,385,125           2,375,542
    Investments                                                              155,782             152,521
    Tangible assets                                                          206,142             203,341
                                                                   ------------------   -----------------
                                                                           2,747,049           2,731,404
Currents assets
    Debtors                                                                  706,525             686,101
    Investments                                                              106,538             124,311
    Cash at bank and in hand                                                 204,737             342,073
                                                                   ------------------   -----------------
                                                                           1,017,800           1,152,485
Creditors:  amounts falling due within one year                             (773,114)           (764,068)
                                                                   ------------------   -----------------
Net current assets, excluding banking and
     insurance activities                                                    244,686             388,417
                                                                   ------------------   -----------------

Banking and insurance activities, net                                          9,528               1,812

Total assets less current liabilities                                      3,001,263           3,121,633

Long-term debt                                                              (784,807)           (960,023)
Provisions for liabilities and charges                                       (64,620)            (58,530)
                                                                   ------------------   -----------------
Net assets                                                                 2,151,836           2,103,080
                                                                   ==================   =================

Capital and reserves
    Called up share capital                                                  194,041             192,759
    Exchangeable shares                                                      450,998             477,153
    Share premium account                                                  1,524,740           1,488,933
    Profit and loss account                                                  649,171             593,420
                                                                   ------------------   -----------------
                                                                           2,818,950           2,752,265
    Other reserves                                                          (667,114)           (649,185)
                                                                   ------------------   -----------------
                                                                    (pound sterling)     (pound sterling)
Shareholders' funds                                                       2,151,836            2,103,080
                                                                   ==================   =================

                                  AMVESCAP PLC

                            Group Cash Flow Statement
                                 (in thousands)

                                                            Three Months Ended March 31,
                                                      ------------------------------------------
                                                            2001                    2000
                                                      ------------------      ------------------
                                                         (pound sterling)       (pound sterling)
                                                               110,242                 122,576
Operating Profit
Amortization and depreciation                                   49,167                  20,486
Change in debtors, creditors and other                         (23,440)                  5,055
                                                      ------------------      ------------------
Net cash inflow from operating activities                      135,969                 148,117
                                                      ------------------      ------------------
Banking and insurance activities                                (9,534)                  5,862
Interest paid, net of investment income                         (4,587)                   (423)
Taxation                                                       (24,358)                 (7,093)
Capital expenditures, net of sales                             (17,181)                 (8,761)
Net purchases of fixed asset investments                        (2,270)                (13,210)
Acquisitions                                                   (36,825)                      --
Net repayment of debt                                         (184,089)               (109,312)
Foreign exchange on cash on bank and in hand                     5,539                     283
                                                      ------------------      ------------------
                                                         (pound sterling)       (pound sterling)
                                                              (137,336)                 15,463
(Decrease)/increase in cash at bank and in hand
                                                      ==================      ==================

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                           Three Months Ended March 31, 2001
                                ---------------------------------------------------------
                                    Revenues            Expenses          Oper. Profit
                                -----------------   -----------------   -----------------
                                 (pound sterling)    (pound sterling)    (pound sterling)
Managed Products                         265,229           (147,913)             117,316
US Institutional                          51,520            (38,182)              13,338
INVESCO Global                            96,606            (71,609)              24,997
INVESCO Retirement                        13,667            (11,353)               2,314
New Business                                 255             (3,120)              (2,865)
Corporate                                     --             (8,840)              (8,840)
                                -----------------   -----------------   -----------------
                                         427,277           (281,017)             146,260
Goodwill amortization                         --            (31,811)             (31,811)
                                -----------------   -----------------   -----------------
                                 (pound sterling)    (pound sterling)    (pound sterling)
                                         427,277           (312,828)             114,449
                                =================   =================   =================

                                           Three Months Ended March 31, 2000
                                ---------------------------------------------------------
                                    Revenues            Expenses          Oper. Profit
                                -----------------   -----------------   -----------------
                                 (pound sterling)    (pound sterling)    (pound sterling)
Managed Products                         227,963           (119,863)             108,100
US Institutional                          49,517            (35,148)              14,369
INVESCO Global                            82,136            (56,220)              25,916
INVESCO Retirement                         9,859             (9,853)                   6
New Business                                  41             (3,035)              (2,994)
Corporate                                     --            (13,522)             (13,522)
                                -----------------   -----------------   -----------------
                                         369,516           (237,641)             131,875
Goodwill amortization                         --             (9,299)              (9,299)
                                -----------------   -----------------   -----------------
                                 (pound sterling)    (pound sterling)    (pound sterling)
                                         369,516           (246,940)             122,576
                                =================   =================   =================

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. Profit before exceptional item and goodwill amortization is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of the year by year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                                                 2001
                                                                 ----
                                        Profit before
                                      Exceptional item
                                        and Goodwill
                                        Amortization           Number of
                                      (pound sterling)          shares            Per Share
                                             '000                '000               Amount
                                      ------------------  -------------------- ----------------
     Basic earnings per share                    91,769               798,664             11.5p
                                                                                ================
     Conversion of ESDs                             672                 6,146
     Issuance of options                             --                31,705
                                      ------------------  --------------------
     Diluted earnings per share                  92,441               836,515             11.1p
                                      ==================  ====================  ================

                                                                 2000
                                                                 ----
                                       Profit before
                                      Exceptional item
                                        and Goodwill
                                        Amortization           Number of
                                      (pound sterling)          shares            Per Share
                                             '000                '000               Amount
                                      ------------------  --------------------  ----------------
     Basic earnings per share                    84,763               648,678             13.1p
                                                                                ================
     Issuance of options                             --                29,170
                                      ------------------  --------------------
     Diluted earnings per share                  84,763               677,848             12.5p
                                      ==================  ====================  ================


3. The results for 2001 include both Trimark Financial Corporation and Perpetual plc. Trimark was acquired on August 1, 2000 and Perpetual has been included from January 1, 2001.

     The company acquired County Investment Management Limited on January 31, 2001 for (pound sterling)39.4 million in cash. This acquisition had no material effect on the consolidated financial statements. A (pound sterling)4.2 million exceptional item was recognized during the quarter related to integration activities.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)

                                                                  Managed Products
                                                                  ----------------
                                    Total            AIM             INVESCO           US Inst           Global
                                                     ---             -------                             ------
Dec 31, 2000                       $402.6          $193.2             $43.2              $99.6            $66.6
Market gains/(loss)                (42.8)          (23.3)             (9.7)              (3.6)             (6.2)
Acquisitions                          5.1              --                --                 --              5.1
Net new (lost) business               3.1             1.0               1.0                0.2              0.9
Change in US Money
   Market Funds                       4.5             5.1             (0.6)                 --               --
Transfers                              --             0.3                --                 --             (0.3)
Foreign currency                    (2.2)           (0.7)                --                 --             (1.5)
                            ---------------- ---------------   ---------------   ----------------  ---------------
March 31, 2001                     $370.3           $175.6             $33.9              $96.2           $64.6
                            ================ ===============   ===============   ================  ===============
                            (pound sterling) (pound sterling)  (pound sterling)  (pound sterling)  (pound sterling)
March 31, 2001 +                    260.8           123.7               23.9               67.7            45.5
                            ================ ===============   ===============   ================  ===============

+ Translated at $1.42 per (pound sterling)1.00. Note: INVESCO Retirement has $23.6 billion in assets under administration as of March 31, 2001, compared to $27.6 billion as of December 31, 2000.

                                  AMVESCAP PLC
                   Reconciliation to US Accounting Principles
                                 (in thousands)

                                                       Three Months Ended March 31,
                                             --------------------------------------------------
                                                        2001                  2000
                                             ------------------------   -----------------------
Net profit under UK GAAP                     (pound sterling)55,751     (pound sterling)75,464
US GAAP adjustments:
       Acquisition accounting                               (17,028)                   (15,406)
       Taxation                                             (10,126)                   (17,046)
       Other                                                    288                        (61)
                                             ------------------------   -----------------------
Net income under US GAAP                     (pound sterling)22,885     (pound sterling)42,951
                                             ========================   =======================
Earnings per ordinary share:
       -- basic                                                 3.6p                       6.6p
       -- diluted                                               3.5p                       6.3p
Earnings per ordinary share before goodwill
amortization
       -- basic                                                10.3p                      10.4p
       -- diluted                                               9.9p                      10.0p
                                             ------------------------   -----------------------
                                                      March 31, 2001        Dec 31, 2000
                                             ------------------------   -----------------------
Shareholders' funds under UK GAAP          (pound sterling)2,151,836  (pound sterling)2,103,080
US GAAP adjustments:
        Acquisition accounting                             1,028,846           1,020,052
        Treasury stock                                     (176,986)           (168,292)
        Dividends                                                 --              47,813
        Other                                                 14,848              15,968
                                             ------------------------   -----------------------
Shareholders' equity under US GAAP         (pound sterling)3,018,544  (pound sterling)3,018,621
                                             ========================   =======================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AMVESCAP PLC
                                          --------------------------
                                                 (Registrant)


Date  24TH APRIL, 2001                    By /s/ MICHAEL S. PERMAN
                                            ------------------------
                                                  (Signature)

                                                 Michael S. Perman
                                                 Company Secretary